AMENDMENT TO investment advisory and service agremeent

This Amendment dated as of the 2nd day of June 2025, is made and entered into by and between Emerging Markets Growth Fund, Inc., a Maryland corporation (the “Fund”), Capital International, Inc., a California corporation (the “Manager”), and The Capital Group Companies, Inc., a Delaware corporation (“Capital Group”), the indirect parent of the Manager.

Witnesseth:

WHEREAS, there is now in effect an Investment Advisory and Service Agreement dated May 1, 2022 (the “Agreement”), between the Fund and the Manager, providing for research portfolio management services and administrative services to be furnished to the Fund by the Manager on certain terms and conditions and subject to certain provisions set forth therein;

WHEREAS, the Fund changed its name from Emerging Markets Growth Fund, Inc. to Emerging Markets Equities Fund, Inc.; and

WHEREAS, the Fund and the Manager desire to amend the aforementioned Agreement to reflect the name change.

NOW, THEREFORE, the parties agree as follows:

  Effective June 2, 2025, the Agreement is amended to name “Emerging Markets Equities Fund, Inc.” as a party to the Agreement, and each instance of “Emerging Markets Growth Fund, Inc.” shall instead read “Emerging Markets Equities Fund, Inc.” in the Agreement.

  All other provisions of the Agreement remain in effect without change.

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       IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in duplicate original by their officers thereunto duly authorized, as of the day and year first above written.

CAPITAL INTERNATIONAL, INC.	EMERGING MARKETS EQUITIES FUND, INC.

By: /s/ Nelson N. Lee	By:/s/ Arthur Caye
Nelson N. Lee	Arthur Caye
Senior Vice President and Senior Counsel	President

THE CAPITAL GROUP COMPANIES, INC.
By: Christopher T. Burt
Christopher T. Burt
Secretary